                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          For the month of August 2003

                                    001-14832
                            (COMMISSION FILE NUMBER)

--------------------------------------------------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

--------------------------------------------------------------------------------

                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  /x/                   Form 40-F
                          -----                            -----

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                               No  /x/
                     -----                            -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

--------------------------------------------------------------------------------

                                 CELESTICA INC.
                                    FORM 6-K
                              MONTH OF AUGUST 2003


The following information is filed with this Form 6-K:


- Confirmation by Computershare Trust Company of Canada of the mailing of Celestica Inc.'s second quarter 2003 results to all of Celestica Inc.'s shareholders of record dated July 31, 2003.

The information in this Form 6-K and the Exhibit attached hereto shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

99.1  -  Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                 CELESTICA INC.



Date:    August 5, 2003         BY:   /s/ Graham Thouret
                                   -----------------------------------------
                                     Graham Thouret
                                     Senior Vice President

                                  EXHIBIT INDEX

        99.1  -  Confirmation of Mailing